1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Mike Ma, Spokesperson
www.spil.com.tw	mikema@spil.com.tw
+886-4-25545527#5601

SPIL Board of Directors Announce Dividend Record Date

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: May 26, 2016

Taichung, Taiwan, May 26, 2016 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, and announced cash dividend date:

Taiwan Common Shares:

Ex-dividend Date: June 23, 2016

Record Date: July 01, 2016

Book closure Period: June 27, 201 to July 01, 2016

Cash dividend for common share is expected to be paid on July 21, 2016

American Depositary Shares:

Ex-dividend Date: June 23, 2016

Record Date: June 27, 2016

For ADR inquiries, please contact JP Morgan Depositary Services.

Toll Free: 1-800-990-1135

Outside USA: 1-651-453-2128

Email: adr@jpmorgan.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: May 26, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer